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                              October 11, 2023

       Tom Reilly
       Executive Vice President and Chief Financial Officer
       Amarin Corporation plc
       Iconic Offices, The Greenway
       112     114 St Stephens Green
       Block C Ardilaun Court
       Dublin 2

                                                        Re: Amarin Corporation
plc
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed March 1, 2023
                                                            File No. 000-21392

       Dear Tom Reilly:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Notes to Consolidated Financial Statements
       Note 2   Significant Accounting Policies
       Inventory, page F-10

   1. Tell us and clarify in future filings the meaning of "normal operating cycle" as used in your accounting policy
disclosure and why the criteria is appropriate for classification of inventory as long-term.
Discuss the shelf-life associated with your product and explain why you believe you
will be able to realize the inventory prior to the expiration of the shelf life.
 Tom Reilly
FirstName LastNameTom
Amarin Corporation plc Reilly
Comapany
October 11,NameAmarin
            2023       Corporation plc
October
Page 2 11, 2023 Page 2
FirstName LastName
Restructurings, page F-14

2. Please tell us and confirm you will disclose in future filings your accounting policy for recognizing restructuring charges or direct us to existing disclosure. Provide us the GAAP guidance used for your accounting treatment.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ibolya Ignat at 202-551-3636 or Mary Mast at 202-551-3613 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences